UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 2.8% FOR MONTH OF FEBRUARY

Guadalajara, Jalisco, México, March 12, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of February 2015 compared to traffic figures for February 2014.

During February 2015, total terminal passengers increased 2.8% compared to the same period of the previous year. Domestic passenger traffic decreased 3.0%, while international passenger traffic increased 2.6% compared to February 2014.

Domestic Terminal Passengers (in thousands):

Airport	Feb-14	Feb-15	% Var	Jan-Feb 14	Jan-Feb 15	% Var
Guadalajara	417.9	446.6	6.9%	903.9	941.0	4.1%
Tijuana	306.6	290.8	-5.1%	717.7	668.7	-6.8%
Los Cabos	57.1	61.2	7.3%	124.5	133.0	6.8%
Puerto Vallarta	57.2	65.9	15.1%	125.8	144.9	15.2%
Hermosillo	87.8	85.2	-3.0%	190.1	181.0	-4.7%
Guanajuato	47.5	56.6	19.3%	103.3	122.2	18.2%
La Paz	46.2	43.1	-6.8%	99.5	92.0	-7.5%
Mexicali	34.4	36.0	4.7%	77.4	78.7	1.7%
Aguascalientes	26.1	29.8	14.2%	53.2	62.8	18.2%
Morelia	18.8	15.5	-17.5%	41.7	34.7	-16.8%
Los Mochis	14.2	18.1	27.4%	31.3	39.6	26.5%
Manzanillo	8.7	7.9	-10.1%	20.5	17.1	-16.6%
Total	1,122.6	1,156.7	3.0%	2,488.9	2,515.8	1.1%

For more information please visit: www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Feb-14	Feb-15	% Var	Jan-Feb 14	Jan-Feb 15	% Var
Guadalajara	195.4	202.8	3.8%	467.0	480.1	2.8%
Tijuana	1.8	2.0	12.3%	3.7	3.9	3.6%
Los Cabos	238.4	206.2	-13.5%	468.6	419.5	-10.5%
Puerto Vallarta	255.4	291.4	14.1%	508.8	600.8	18.1%
Hermosillo	7.0	5.5	-21.8%	15.7	11.8	-24.7%
Guanajuato	31.5	36.1	14.7%	76.1	84.7	11.2%
La Paz	1.4	1.2	-14.6%	3.3	2.1	-35.3%
Mexicali	0.3	0.3	-1.9%	0.5	0.6	27.6%
Aguascalientes	9.0	9.0	0.3%	20.6	21.3	3.3%
Morelia	14.2	17.2	21.2%	37.3	43.2	15.8%
Los Mochis	0.4	0.3	-19.7%	1.0	0.9	-12.8%
Manzanillo	16.0	18.5	15.9%	32.5	38.0	17.1%
Total	770.7	790.5	2.6%	1,635.1	1,706.9	4.4%

Total Terminal Passengers (in thousands):

Airport	Feb-14	Feb-15	% Var	Jan-Feb 14	Jan-Feb 15	% Var
Guadalajara	613.3	649.4	5.9%	1,370.9	1,421.1	3.7%
Tijuana	308.4	292.8	-5.0%	721.4	672.6	-6.8%
Los Cabos	295.5	267.5	-9.5%	593.1	552.5	-6.8%
Puerto Vallarta	312.7	357.3	14.3%	634.6	745.7	17.5%
Hermosillo	94.8	90.7	-4.4%	205.7	192.9	-6.3%
Guanajuato	79.0	92.7	17.4%	179.5	206.8	15.2%
La Paz	47.6	44.3	-7.1%	102.8	94.2	-8.4%
Mexicali	34.6	36.2	4.7%	77.9	79.3	1.9%
Aguascalientes	35.1	38.8	10.6%	73.7	84.1	14.1%
Morelia	33.0	32.7	-0.9%	79.1	78.0	-1.4%
Los Mochis	14.6	18.4	26.1%	32.3	40.4	25.3%
Manzanillo	24.7	26.4	6.7%	53.0	55.1	4.1%
Total	1,893.4	1,947.2	2.8%	4,124.0	4,222.7	2.4%

Events for the Period

For the month of February, it is important to highlight that the following routes have opened: Toronto to Los Cabos by AirTransat and Tijuana to Acapulco by Interjet.

The Company would like to mention some ítems related to its traffic results for the month of February:

GAP Passenger Traffic Report February 2015	Page 2 of 3

  Tijuana: There was readjustment in the number of available seats to this destination. The Company expects that for the second half of the year, passenger traffic will once again reach normal volume levels.

  Los Cabos: Despite the partial recovery of the hotels to the city as well as the available seats by the airlines, passenger traffic declined versus the previous year, which had reached record levels. The Company expects that in the months prior to summer, the remaining hotel offering will recover.

  Guanajuato: The Bajio region continues to reach sustained industrial growth, partially supported by airlines such as Delta, Volaris and Interjet. This airport experienced the strongest monthly result in the history of the concession.

  Puerto Vallarta: Continue to expand in the international market due to the increase in international seats available by airlines such as American, Alaska, United, Thompson and Interjet.

  Guadalajara: This airport experienced the strongest two months in the history of the concession, and is expected to reach more favorable rates beginning in the second quarter of 2015.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report February 2015	Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLAREAL GARCÍA Name: Saúl Villareal García Title: Chief Financial Officer

Date: March 12, 2015